FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

8-1-02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Genset
(Translation of Registrant's Name Into English)

24, rue Royale
75008 Paris
France
(Address of Principal Executive Offices)

Copies of all notices to:

Marc Vasseur
Genset S.A.
24, rue Royale
75008 Paris - France
+ 33 1 55 04 59 00

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: • Genset Unaudited Financial Statements and Notes to Financial Statements for the period ended June 30, 2002.

1/14

Genset

Condensed Consolidated Balance Sheets

(Amounts in thousands)

ASSETS

	June 30,		December 31,
	2002	2002	2001
	US$ (Unaudited)	Euros (Unaudited)	Euros
Current Assets:			
Cash and cash equivalents	28 007	28 416	21 660
Accounts receivable, net	605	614	6 772
Receivable from State (R&D tax credit current, ...)	7 114	7 218	7 067
Inventory	548	556	1 185
Prepaid expenses and other current assets	4 857	4 928	3 443
Total current assets	41 131	41 732	40 127
Property and equipment:			
Leasehold improvements and fixtures	15 640	15 868	17 293
Laboratory equipment	14 705	14 920	19 322
Office and computer equipment	9 942	10 087	11 573
Construction in progress	295	299	1 041
Total property and equipment	40 582	41 174	49 229
Less accumulated depreciation and amortization	(27 913)	(28 320)	(32 188)
Property and equipment, net	12 669	12 854	17 041
Other assets:			
Research and development tax credit receivable, less current portion	7 445	7 554	7 554
Intangibles, net	1 707	1 731	1 876
Investments in affiliates	333	338	-
Other long term assets	1 651	1 675	8 197
Total assets	64 936	65 884	74 795

See notes to condensed consolidated financial statements.

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on June 28, 2002 which was U.S.$ 0.9856 for each euro.

Genset

Condensed Consolidated Balance Sheets

(Continued)

(Amounts in thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

	June 30, 2002 US$ (Unaudited)	June 30, 2002 Euros (Unaudited)	December 31, 2001 Euros
Current liabilities:			
Current portion of long term debt & short term borrowings	1 555	1 578	2 163
Current portion of capital lease obligation	560	568	651
Accounts payable	4 266	4 328	7 725
Accrued expenses	2 912	2 954	4 902
Deferred revenues	109	111	64
Total current liabilities	9 402	9 539	15 505
Long-term debt, less current portion	1 685	1 710	1 422
Convertible bonds	52 755	53 525	52 421
Capital lease obligation, less current portion	906	919	779
Total long term liabilities	55 346	56 154	54 622
Minority interests	-	-	926
Shareholders' equity:			
Common stock, euros 3 nominal value; 8,104,850 shares issued and outstanding - June 30, 2002 and December 31, 2001	23 964	24 315	24 315
Additional paid-in capital	112 051	113 688	113 709
Accumulated deficit	(135 834)	(137 819)	(134 388)
Less advances by the Company to fund employees' exercise of options	(41)	(42)	(85)
Deferred compensation	(42)	(42)	(251)
Other comprehensive income	90	91	442
Total shareholders' equity	188	191	3 742
Total liabilities and shareholders' equity	64 936	65 884	74 795

See notes to condensed consolidated financial statements.

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on June 28, 2002 which was U.S.$ 0.9856 for each euro.

Genset

Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except per share data)

	Three months ended June 30,		
	2002	2002	2001
	US$	euros	euros
Research and development revenues	-	-	571
Oliogonucleotide sales	-	-	4 028
Grants	-	-	5
Total revenues	-	-	4 604
Research and development expenses	(10 003)	(10 149)	(9 315)
Cost of goods sold	-	-	(2 915)
Selling and marketing expenses	-	-	(728)
General and administrative expenses	(3 203)	(3 250)	(3 364)
Total operating expenses - before other special charges	(13 206)	(13 399)	(16 322)
Loss from operations before other special charges	(13 206)	(13 399)	(11 718)
Other special charges	-	-	-
Loss from operations including other special charges	(13 206)	(13 399)	(11 718)
Interest income	236	239	824
Interest expense	(735)	(745)	(678)
Foreign exchange gain (loss)	(2 865)	(2 907)	35
Other income (expense), net	52	53	14
Profit on diposal of Oligonucleotides Division and of Ceres shares	26 603	26 992	-
Equity in income (loss) of affiliated companies	37	38	(4)
Loss before income (loss) tax, minority interests, extraordinary items and cumulative effect of changes in accounting principles	10 122	10 271	(11 527)
Income tax benefit (expense)	(5)	(6)	(216)
Minority interests	-	-	(92)
Loss before extraordinary items and cumulative effect of changes in accounting principles	10 117	10 265	(11 835)
Extraordinary items, net of tax	-	-	-
Cumulative effect of changes in accounting principles	-	-	-
Net income (loss)	10 117	10 265	(11 835)
Loss per ordinary share	1,25	1,27	(1,46)
Weighted average number of ordinary shares outstanding	8 105	8 105	8 105
Loss per ADS (American Depositary Share)	0,42	0,42	(0,49)
Weighted average number of equivalent ADSs outstanding	24 315	24 315	24 315

As of June 30, 2002 there were outstanding 8,104,850 ordinary shares, or 24,314,550 equivalent ADSs.

Consolidated Statement of Comprehensive Operations

	Three months ended June 30,		
	2002	2002	2001
	US$	euros	euros
Net income (loss)	10 117	10 265	(11 835)
Change in cumulative translation adjustment	(388)	(394)	410
Change in value of available for sale securities	-	-	263
Comprehensive Net income (loss)	9 729	9 871	(11 162)

See notes to condensed consolidated financial statements.

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on June 28, 2002 which was U.S.$ 0.9856 for each euro

Genset

Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except per share data)

	Six months ended June 30,		
	2002	2002	2001
	US$	euros	euros
Research and development revenues	-	-	1 372
Oliogonucleotide sales	4 972	5 045	8 360
Grants	-	-	29
Total revenues	4 972	5 045	9 761
Research and development expenses	(19 530)	(19 815)	(17 782)
Cost of goods sold	(2 859)	(2 901)	(5 606)
Selling and marketing expenses	(803)	(815)	(1 270)
General and administrative expenses	(7 337)	(7 444)	(6 798)
Total operating expenses - before other special charges	(30 529)	(30 975)	(31 456)
Loss from operations before other special charges	(25 557)	(25 930)	(21 695)
Other special charges	-	-	(7 583)
Loss from operations including other special charges	(25 557)	(25 930)	(29 278)
Interest income	325	330	1 219
Interest expense	(1 471)	(1 493)	(1 544)
Foreign exchange gain (loss)	(2 915)	(2 957)	637
Other income (expense), net	61	61	40
Profit on diposal of Oligonucleotides Division and of Ceres shares	26 603	26 992	-
Equity in income (loss) of affiliated companies	37	38	(11)
Loss before income tax, minority interests, extraordinary items and cumulative effect of changes in accounting principles	(2 917)	(2 959)	(28 937)
Income tax benefit (expense)	(363)	(368)	(310)
Minority interests	(102)	(104)	(156)
Loss before extraordinary items and cumulative effect of changes in accounting principles	(3 382)	(3 431)	(29 403)
Extraordinary items, net of tax	-	-	-
Cumulative effect of changes in accounting principles	-	-	-
Net loss	(3 382)	(3 431)	(29 403)
Loss per ordinary share	(0,42)	(0,42)	(3,63)
Weighted average number of ordinary shares outstanding	8 105	8 105	8 105
Loss per ADS (American Depositary Share)	(0,14)	(0,14)	(1,21)
Weighted average number of equivalent ADSs outstanding	24 315	24 315	24 315

As of June 30, 2002 there were outstanding 8,104,850 ordinary shares, or 24,314,550 equivalent ADSs.

Consolidated Statement of Comprehensive Operations

	Six months ended June 30,		
	2002	2002	2001
	US$	euros	euros
Net loss	(3 382)	(3 431)	(29 403)
Change in cumulative translation adjustment	(345)	(350)	373
Change in value of available for sale securities	-	-	(234)
Comprehensive Net loss	(3 727)	(3 781)	(29 264)

See notes to condensed consolidated financial statements.

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on June 28, 2002 which was U.S.$ 0.9856 for each euro.

Genset

Consolidated Statements of Shareholders' Equity

(Unaudited)

(amounts in thousands of euros, except share data)

	Ordinary Shares		Additional Paid-in	Accumulated	Advances to	Deferred	Other Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Shareholders	Compensation	Income	Equity
At January 1, 2002	8 104 850	24 315	113 709	(134 388)	(85)	(251)	442	3 742
Exercice of options and warrants funded by advances to shareholders					40			40
Deferred compensation arising from stock option forfeiture			(26)			26		
Amortization of deferred compensation						90		90
Translation adjustment							44	44
Net loss				(13 696)				(13 696)
At March 31, 2002	8 104 850	24 315	113 683	(148 084)	(45)	(134)	485	(9 780)
Exercice of options and warrants funded by advances to shareholders					3			3
Subscription of warrants			40					40
Deferred compensation arising from stock option forfeiture			(35)			35		
Amortization of deferred compensation						57		57
Translation adjustment							(394)	(394)
Net income				10 265				10 265
At June 30, 2002	8 104 850	24 315	113 688	(137 819)	(42)	(42)	91	191
At June 30, 2002 (in thousands of $)		23 964	112 051	(135 834)	(41)	(42)	90	188

See notes to condensed consolidated financial statements.

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on June 28, 2002 which was U.S.$ 0.9856 for each euro.

Genset

Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Period ended June 30,		
	2002	2002	2001
	US$	euros	euros
Cash flows from operating activities :			
Net loss	(3 382)	(3 431)	(29 403)
Adjustments to reconcile net loss to net cash used in operating activities :			
Depreciation and amortization of property and equipment and intangibles	2 453	2 489	6 465
Loss (gain) on sales of assets	(196)	(198)	-
Stock compensation expense	145	147	371
Equity in income (loss) of affiliated companies	(37)	(38)	11
Goodwill amortization	-	-	38
Provisions	581	589	(5)
Minority interests	102	104	191
Gain on sale of Oligonucleotide Division and Ceres Shares	(26 603)	(26 992)	-
Increase (decrease) in cash from :			
Accounts receivable - trade	737	748	(834)
Accounts receivable - affiliates	-	-	20
State receivable	(150)	(153)	(36)
Inventory	(60)	(61)	362
Prepaid expenses and other current assets	(349)	(354)	(795)
Accounts payable - trade	(1 889)	(1 917)	(921)
Accrued expenses	987	1 001	3 748
Deferred revenue	97	98	(573)
Other	318	323	(52)
Net cash used in operating activities	(27 246)	(27 645)	(21 413)
Cash flows from investing activities:			
Proceeds from sale of tangibles assets	924	937	61
Purchases of investments	(782)	(793)	-
Purchases of property and equipment	(513)	(521)	(2 678)
Other intangibles assets	(336)	(341)	(441)
Proceeds from sale of Oligonucleotide Division and Ceres Shares	35 401	35 918	-
Net cash provided by / (used in) investing activities	34 694	35 200	(3 058)
Cash flows from financing activities :			
Proceeds from loans	1 468	1 490	-
Repayment of loans	(1 618)	(1 641)	(1 046)
Principal payments on capital lease obligations	(459)	(466)	(189)
Repayment of employees loans	39	40	171
Cash proceed from sale of common stock	39	40	-
Net cash provided by/(used in) financing activities	(531)	(537)	(1 064)
Effect of exchange rate changes on cash and cash equivalents	(258)	(262)	(119)
Net increase / (decrease) in cash and cash equivalents	6 659	6 756	(25 654)
Cash and cash equivalents, beginning of period	21 348	21 660	67 752
Cash and cash equivalents, end of period	28 007	28 416	42 098

See notes to condensed consolidated financial statements.

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on June 28, 2002 which was U.S.$ 0.9856 for each euro.

Genset

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2002
(Unaudited)

1. NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Genset, S.A. (the "Company") is incorporated as a *société anonyme* or limited liability corporation under the laws of the Republic of France. The Company was organized in 1989 to discover, develop and market products derived from DNA and genetics research.

The accompanying unaudited condensed consolidated financial statements were prepared in accordance with accounting principles for interim financial statements generally accepted in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements.

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from the euro at the noon buying rate in New York on June 28, 2002 which was U.S. dollar 0.9856 for each euro.

2 SIGNIFICANT EVENTS

2.1 Equity Line

On February 20, 2002, the Company's shareholders approved the Equity Line financing mechanism agreed between the Company and Société Générale in November 2001, and authorized by the COB, the French securities regulation authority, in January 2002. Under the two-year agreement, Société Générale will purchase shares of the Company's stock at times determined by the Company. The quantity and value of shares the Company will issue to Société Générale will depend on the market for the Company shares, both in terms of price and volume. The new issuances of shares to Société Générale will be based on reference periods of five consecutive trading days selected by the Company. Depending on the volumes traded and share prices on the Nouveau Marché during the reference periods, Société Générale will purchase between 5,000 and 125,000 shares at the end of each period. As long as the price of the Company's shares on the final day of the 5-day period exceeds the average trading price over the 5-day period, Société Générale will purchase between 7.5 % and 15% of the number of the Company's shares traded on the Nouveau Marché during the reference period. Société Générale will pay the Company a price per share equal to 90% of the average weighted market price of the shares on the Nouveau Marché during the period. However, Société Générale will not be required to purchase shares if their purchase price would be below 3 euros per share.

Société Générale, in its role as financial intermediary, is likely to resell all of the subscribed shares on the market. Société Générale may not however sell shares during any reference period. The Company has agreed to issue shares for a minimum amount of 5 million euros to Société Générale over the two-year period. The agreement with Société Générale provides for an initial maximum of 20 million euros, which will be increased to 30 million euros provided Genset satisfies its minimum commitment and that its share price averages over 6 euros over a period of three months. The aggregate amount of the issuances to be subscribed by Société Générale under the agreement is not guaranteed, and will depend in large part on the share price and volumes on the Nouveau Marché over the two-year period.

The Company did not use the equity line in the first half of 2002.

Genset

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2002
(Unaudited)

2.2. Sale of the Oligonucleotides Division

On April 9, 2002, the Company sold its Oligonucleotides Division to the Proligo Division of the specialty chemicals group Degussa based in Dusseldorf (Germany), for US$ 21.5 million or approximately € 25 million, resulting in a net profit of € 16.3 million. This profit has been reflected on the line "Profit on disposal of Oligonucleotides Division and of Ceres shares" in the consolidated statement of operations.

As part of the transaction, the Company undertook to buy out certain minority shareholders of the subsidiaries of the division, resulting in expenditures during the first quarter of 2002 of approximately € 0.8 million. The Company also retained certain assets, including minority stakes in the Singaporean and Australian subsidiaries of the division and granted to the purchaser options to acquire these minority stakes for an aggregate amount of approximately € 0.6 million.

The table below presents the loss from operations excluding Oligonucleotides Division for the six-month periods ended June 30, 2002 and June 30, 2001:
(Amounts in thousands)

	Six months ended June 30,		
	2002	2002	2001
	US$	euros	euros
Research and development revenues	-	-	1 372
Grants	-	-	29
Total revenues	-	-	1 401
Research and development expenses	(19 187)	(19 467)	(17 209)
Cost of goods sold	-	-	-
Selling and marketing expenses	-	-	-
General and administrative expenses	(6 051)	(6 139)	(5 595)
Total operating expenses - before other special charges	(25 238)	(25 606)	(22 804)
Loss from operations before other special charges	(25 238)	(25 606)	(21 403)
Other special charges	-	-	(7 583)
Loss from operations including other special charges	(25 238)	(25 606)	(28 986)

2.3. Sale of Ceres shares

On April 19, 2002, the Company sold all its shares in Ceres, an agricultural biotechnology company, to certain investors for an aggregate purchase price of US$ 14.6 million or approximately € 16.4 million, resulting in a net profit of € 10.7 million. This profit has been reflected on the line "Profit on disposal of Oligonucleotides Division and of Ceres shares" in the consolidated statement of operations.

2.4 Recommended Cash Offer for Genset by Serono

On June 26, 2002, Serono S.A. and the Company announced that they have agreed on the terms of a recommended cash tender offer by Serono for all outstanding shares, American Depositary Shares ("ADSs"), convertible bonds ("OCEANEs") and certain warrants of the Company.

Serono's Offer was unanimously recommended by the board of directors of the Company on June 25, 2002. It consists of EUR 9.75 in cash for each Genset share, EUR 3.25 in cash for each Genset ADS and EUR 102.64 in cash for each Genset OCEANE.

The Offer is subject to acceptance by holders with a minimum of two-thirds of the voting rights of Genset, taking into account the OCEANEs on an as-converted basis.

3. RESEARCH AND COLLABORATION AGREEMENTS

In February 2001, the Company announced the operational phase of its "GENSET PHARMA" initiative: the generation of a pipeline of validated targets and drug candidates in the fields of metabolic and central nervous system disorders.

The completion of the sequencing of the human genome accelerated the transition of the genomics industry to a greater focus on medical genomics. As a key player in this transition, the Company is reorienting its genomics activities towards the discovery and development of pharmaceutical products. As part of its strategic reorientation, the Company also decided to end its gene discovery research programs undertaken for the account of pharmaceutical company partners. The Company is now focusing on discovering and developing targets and products for its own account.

As a result of this new strategy, the Company did not record any research and development revenues in the first half of 2002.

4. SHAREHOLDERS' EQUITY

4.1 General

At June 30, 2002, the issued and outstanding share capital consists of 8,104,850 ordinary shares, nominal value 3 euros per share, the same number of shares that were outstanding at December 31, 2001.

4.2 Warrants

During the second quarter 2002, no warrant was exercised.

4.3 Stock Options

During the second quarter 2002, no option was granted nor share issued pursuant to exercises of options.

A summary of activity under the plans is as follows:

	Options outstanding	
	Number of shares	Weighted average price per share in euros
Balance as at April 1st, 2002	625,954	23.36
Granted	-	-
Exercised	-	-
Canceled or Expired	(71,300)	51.86
Balance as at June 30, 2002	554,654	19.69

At June 30, 2002, 1,307,875 shares were reserved for issuance to option holders (554,654 under granted options plus 753,221 under authorized but not yet granted options).

Genset

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2002
(Unaudited)

5. INDUSTRY AND GEOGRAPHIC INFORMATION

Segment information The Company operated in two segments until March 31, 2002 : genomics research and oligonucleotide production and sale. As the Company sold its Oligonucleotides Division on April 9, 2002, the Company now operates in one segment : Genomics research.

Selected segment information:
(Amounts in thousands of euros except for headcount)

	Oligonucleotide	Genomics research	Total
Six months ended June 30, 2002			
Total revenues	5,149	-	5,149
Direct costs	(5,950)	(22,716)	(28,666)
Operating income (loss)	(801)	(22,716)	(23,517)
Expenditures	87	821	908
Headcount	-	245	245

Reconciliation of segment information to consolidated amounts:
(amounts in thousands of euros)

	Six months ended June 30, 2002
Revenues :	
Reportable segment revenues	5,149
Elimination of intersegment revenues	(104)
Consolidated revenues	5,045
Operating income (loss) :	
Reportable segment operating loss	(23,517)
Corporate general and administrative expenses not allocated to a segment [1]	(2,413)
Consolidated operating loss	(25,930)

[1] Corporate general and administrative expenses for the first quarter of 2002

Genset

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2002
(Unaudited)

Information about the Company's operations by geographic area is as follows:
(sales are organized by the country from which the sales originate)
(amounts in thousands of euros)

Six months ended June 30, 2002

	France	United States	Asia & Australia	Europe	Elimination	Consolidated
Sales	1,150	912	2,983	-	-	5,045
Intercompany	227	6	113	-	(346)	-
Total revenues	1,377	918	3,096	-	(346)	5,045
Operating (loss) / gain	(26,997)	(6,492)	960	(31)	6,630	(25,930)
Identifiable assets	62,408	3,573	-	-	(97)	65,884

Six months ended June 30, 2001

	France	United States	Asia & Australia	Europe	Elimination	Consolidated
Sales	3,854	1,835	4,072	-	-	9,761
Intercompany	510	12	68	-	(590)	-
Total revenues	4,364	1,847	4,140	-	(590)	9,761
Operating (loss) / gain before other special charges........................	(23,058)	(5,352)	1,068	(99)	5,746	(21,695)
Operating (loss) / gain including other special charges........................	(30,641)	(5,352)	1,068	(99)	5,746	(29,278)
Identifiable assets	99,441	5,688	7,148	11	(8,880)	103,408

6. SUBSEQUENT EVENTS

Grant of stock options
In November 2001 the Company offered to its employees benefiting from stock options attributed under its 1997, 1999 and 2000 plans, the possibility of renouncing their existing stock options in exchange for new stock options. In accordance with its obligations the Company's Board granted 314,204 stock options to its employees on July 11, 2002.

Closure of the Company's research center in San Diego
In July 2002,the Company's Board decided to proceed with the closure of its research center in San Diego, California (U.S.A). The Company's R&D activities in San Diego will be integrated with the current activities of its personnel at its research center in Evry, France. The development of Famoxin is continuing in collaboration with the Company's existing contract service providers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date : August 23, 2002

By: /s/ M. Bates

Name: Malcolm Bates
Title: General Counsel